                                        EQU: TSX, NYSE

Equal Announces Appointment of New Executive

Calgary, Alberta – (CNW – March 10, 2011) Equal Energy Ltd. (“Equal” or the “Company”) Is pleased to announce the appointment of Terry Fullerton as Senior Vice President, Exploration, responsible for oversight of the Company’s geological and geophysical activities.  Terry will report to Don Klapko, President and Chief Executive Officer.

Ms. Fullerton joined Equal in August, 2009 and to date has been responsible for Canadian geological and geophysical activities.  She was instrumental in decisions to pursue the Lochend Cardium and Alliance Viking light oil resource plays that are now the Company’s main areas of focus in Canada.  Terry is a Professional Geologist with over 22 years of oil and gas experience.  Prior to joining Equal, Terry was chief geologist at Rio Alto International, Luke Energy and Trafalgar Energy in succession.  Terry holds a BSc. in Geology from the University of Saskatchewan.

Don Klapko, President and Chief Executive Officer of Equal said, “We are pleased to have Terry in this new position and look forward to her insight and experience on our management team.  We have three exciting plays to pursue in the Cardium, Viking and Hunton and Terry will be a key contributor to our decisions on how we allocate and optimize our capital spending on these opportunities.”

Dell Chapman                                                                                                       Don Klapko
Chief Financial Officer                                                                                                  President & CEO
(403) 538-3580 or (877) 263-0262                                                                                   (403) 536-8373 or (877) 263-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB, EQU.DB.A, EQU.DB.B) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU).  The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 55 percent crude oil and natural gas liquids and 45 percent natural gas.  Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium and Viking in central Alberta in addition to its extensive inventory of drilling locations in the Hunton liquids-rich, natural gas play in Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions.  In particular, this press release contains statements about the Company’s interpretation of the Order, the expected financial affect of the Order on the Company and the recommencement of the Company’s drilling program on the Hunton acreage.  Forward-looking statements necessarily involve known and unknown risks, including, without limitation, that the final set-off amounts may impact the financial exposure of Equal differently than currently anticipated, the availability of drilling services and risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. In particular, drilling plans,on-production dates and production continuity are particularly subject to uncertainties and uncontrollable events such as surface access, rig availability, equipment availability, weather conditions, changes in geological interpretation, and other factors.  Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal.  Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.